UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2025

(Commission File No. 1 - 13522)

CHINA YUCHAI INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated August 25, 2025 - Potential Listing of China Yuchai's Subsidiary
99.2	Press release dated August 25, 2025 - New mtu Series 2000 High Horsepower Engines Produced by MTU Yuchai Power Launched

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Yuchai International Limited
(Registrant)

By:	/s/ Weng Ming Hoh
Name:	Weng Ming Hoh
Title:	President and Director

Date: August 25, 2025